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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

OVERVIEW

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. In addition, as at September 30, 2004, Axcan had one product pending approval, a new formulation for a product currently marketed in the United States. Axcan also has a number of other pharmaceutical projects in all phases of development including ITAX for the treatment of functional dyspepsia. Axcan reported revenue of $243.6 million and operating income of $76.8 million for the year ended September 30, 2004.

Much of Axcan's recent sales growth is derived from sales in the United States and from sales by its French subsidiary, following recent acquisitions. During the first quarter of fiscal 2003, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories ("Abbott") and the rights to DELURSAN, an ursodiol 250mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis for a cash purchase price of $145.0 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line). Revenue from sales of Axcan's products in the United States was $166.7 million (68.4% of total revenue) for the year ended September 30, 2004, compared to $113.9 million (63.6% of total revenue) for fiscal 2003 and $100.1 million for fiscal 2002. In Canada, revenue was $28.0 million (11.5% of total revenue) for the year ended September 30, 2004, compared to $20.6 million (11.5% of total revenue) for fiscal 2003 and $17.4 million for fiscal 2002. In Europe, revenue was $48.7 million (20.0% of total revenue) for the year ended September 30, 2004, compared to $44.5 million (24.8% of total revenue) for fiscal 2003 and $14.8 million for fiscal 2002.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

CRITICAL ACCOUNTING POLICIES

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustment when necessary. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy, and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

GOODWILL AND INTANGIBLE ASSETS

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company does not amortize goodwill and intangible assets with an indefinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any significant permanent impairment in value except for an amount of $83,000 of goodwill for the year ended September 30, 2004. Intangible assets with finite life are amortized over their estimated useful lives.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, is written off at the time of acquisition.

ACQUISITION OF COMPANIES

On November 7, 2001, Axcan acquired all the outstanding shares of Laboratoires Entéris S.A.S. ("Entéris"), a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23.0 million and was paid in cash.

On April 17, 2002, Axcan acquired all of the oustanding shares and certain related assets of Laboratoire du Lactéol du Docteur Boucard S.A. ("Lactéol"). Lactéol specializes in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $13.1 million and was paid through the issuance of 365,532 common shares of the Company and the payment of $8.4 million in cash.

The acquisition costs for both transactions have been allocated to the assets and liabilities acquired according to their estimated fair values at the acquisition dates. The operating results of Entéris and Lactéol have been included in the consolidated financial statements from their respective acquisition dates.

ACQUISITION OF PRODUCTS

On November 18, 2003, the Company acquired the rights to the AVAX product line from Aventis. The $145.0 million purchase price was paid out of Axcan's cash on hand.

On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10 million in cash and assumed $2 million in research contract liability. This product is in development, has not reached technological feasibility and has no known alternative uses; therefore, its acquisition was deemed to be acquired in-process research and was expensed in the period of acquisition.

On December 10, 2002, the Company acquired the rights to the Ursodiol 250mg tablets DELURSAN for the French market from Aventis, for a cash purchase price of $22.8 million.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period, the seller in each of these acquisition transactions acts as selling agent for the management of these products. For the year ended September 30, 2004, sales of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2004, were $7,667,940 ($14,255,979 in 2003), the Company only included in its revenue an amount of $4,685,673 ($9,463,645 in 2003) representing the net sales less cost of goods sold and other seller related expenses.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:

For the years ended September 30	2004	2003	2002
	%	%	%
Revenue	100.0	100.0	100.0

Cost of goods sold	22.2	24.8	25.7
Selling and administrative expenses	31.4	35.2	37.3
Research and development expenses	8.2	6.8	6.7
Acquired in-process research	—	6.7	—
Depreciation and amortization	6.7	4.5	5.7

	68.5	78.0	75.4

Operating income	31.5	22.0	24.6

Financial expenses	2.8	2.4	0.7
Interest income	(0.3)	(0.9)	(0.7)
Loss (gain) on foreign exchange	(0.1)	—	0.2
Takeover-bid expenses	—	2.1	—

	2.4	3.6	0.2

Income before income taxes	29.1	18.4	24.4
Income taxes	9.1	7.3	8.4

Net income	20.0	11.1	16.0

QUARTERLY RESULTS
(amounts in thousands of dollars, except share related data)

			Net income (loss) per share
Quarter		Net income (loss)
	Revenue		Basic	Diluted
	$	$	$	$
2004
First	57,565	10,435	0.23	0.23
Second	63,192	12,421	0.27	0.24
Third	62,005	12,552	0.28	0.25
Fourth	60,872	13,320	0.29	0.26
2003
First	37,846	6,557	0.15	0.14
Second	45,621	8,933	0.20	0.20
Third	46,877	6,339	0.14	0.14
Fourth	48,740	(1,904)	(0.04)	(0.04)

YEAR ENDED SEPTEMBER 30, 2004
COMPARED TO YEAR ENDED SEPTEMBER 30, 2003

REVENUE

For the year ended September 30, 2004, revenue was $243.6 million compared to $179.1 million for the preceding fiscal year, an increase of 36.0%. This increase in revenue primarily resulted from $41.8 million in U.S. and Canadian sales of the AVAX product line which was acquired in November 2003 and strong sales of CANASA in the U.S. Revenues from sales made by the French subsidiary, following the acquisition of DELURSAN as well as the PANZYTRAT product line, also contributed to the increase.

PRODUCT SALES

Key sales figures for fiscal 2004 are as follows:

  •
  Worldwide sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) amounted to $57.6 million, a decrease of 1.0% over fiscal 2003 sales of pancreatic enzymes. PANZYTRAT acquired in the first quarter of fiscal 2003, accounted for $10.2 million of these sales in fiscal 2003 and $13.5 million in fiscal 2004;

  •
  Worldwide sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 4.0% to $56.1 million. DELURSAN acquired in the second quarter of fiscal 2003 accounted for $6.9 million of these sales in fiscal 2003 and $ 10.8 million in fiscal 2004;

  •
  Sales of mesalamine (CANASA and SALOFALK) amounted to $50.3 million, a 92.0% increase from the prior year. This increase offsets the 24% decrease announced last year and reflects not only the increase in prescriptions but also the fluctuations in wholesalers buying patterns. Often, customers will buy in advance of pre-announced price increases or in anticipation of price increases, thus shifting revenue from one period to another.

  •
  Sales of the AVAX product line amounted to $41.8 million. The AVAX product line was acquired in November 2003.

  •
  Sales of PHOTOFRIN and other products in North America amounted to $14.1 million, the same total as for the prior year.

  •
  Sales of other products in Europe, mainly LACTÉOL and TAGAMET amounted to $23.7 million, a 14% decrease over the prior year. This decrease is mainly due to lower sales of TAGAMET following changes in the regulatory rules applicable to this product.

COST OF GOODS SOLD

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $9.7 million (21.8%) to $54.2 million for the year ended September 30, 2004, from $44.5 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2004, decreased as compared to the preceding fiscal year from 24.8% to 22.2%. This decrease in the cost of goods sold as a percentage of revenue was due to the increase in sales of products with a higher margin in the United States and an improved margin in Europe.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities Selling and administrative expenses increased $13.3 million (21.1%) to $76.4 million for the year ended September 30, 2004, from $63.1 million for the preceding fiscal year. This increase is mainly due to an increase in our sales force as a result of the recent acquisition of additional products.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Excluding acquired in-process research, research and development expenses increased $7.8 million (64.5%) to $19.9 million for the year ended September 30, 2004, from $12.1 million for the preceding fiscal year. This increase is mainly due to the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.

ACQUIRED IN-PROCESS RESEARCH

The acquired in-process research of $12.0 million for the year ended September 30, 2003, was a result of the acquisition of an exclusive license for North America, the European Union and Latin America, from Abbott to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research liability. As this product had not reached technological feasibility and had no known alternative use, it was considered to be acquired in-process research and was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $8.3 million (102.5%) to $16.4 million for the year ended September 30, 2004, from $8.1 million for the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003, and of TAGAMET which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2003.

FINANCIAL EXPENSES

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $2.6 million (60.5%) to $6.9 million for the year ended September 30, 2004, from $4.3 million for the preceding fiscal year. This increase is mainly due to the Company recognizing a full year's worth of interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003, and amortization of deferred debt issue expenses.

TAKEOVER-BID EXPENSES

On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix Pharmaceuticals Inc. ("Salix"), which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share for the year ended September 30, 2003.

INCOME TAXES

Income taxes amounted to $22.3 million for the year ended September 30, 2004, compared to $13.0 million for the year ended September 30, 2003. The effective tax rates were 31.4% for the year ended September 30, 2004, and 39.5% for the year ended September 30, 2003. The acquired in-process research is deductible at a lower rate than most operating expenses. As discussed below in "net income", excluding acquired in-process research and takeover-bid expenses, the effective tax rate was 31.4% for the year ended September 30, 2003.

NET INCOME

Net income was $48.7 million or $1.08 of basic income per share and $0.98 of diluted income per share, for the year ended September 30, 2004, compared to $19.9 million or $0.44 of both basic and diluted income per share for the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 44.9 million for the year ended September 30, 2003, to 45.3 million for the year ended September 30, 2004, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 45.6 million for the year ended September 30, 2003, to 52.8 million for the year ended September 30, 2004, because the shares issuable under the convertible subordinated notes are included because a trigger event giving holders the right to convert their notes occurred in each of the second, third and fourth quarters of this fiscal year as a result of the stock trading price exceeding 110% of the conversion price of the convertible notes.

Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover-bid expenses, acquired in-process research and related income taxes for the years ended September 30, 2004, and 2003, were as follows:

	For the years ended September 30
	2004	2003
	$	$
Net income in accordance with U.S. GAAP	48,728	19,925
Plus: Takeover-bid expenses	—	3,697
Acquired in-process research	—	12,000
Less: Related income taxes	—	(2,272)

Net income excluding takeover-bid expenses, acquired in-process research and related income taxes	48,728	33,350

Income per share excluding takeover-bid expenses, acquired in-process research and related income taxes
Basic	1.08	0.74
Diluted	0.98	0.73

This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain expenses unrelated to our operations and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the context of Axcan's U.S. and Canadian GAAP results of operations.

Excluding takeover-bid expenses, acquired in-process research and related income taxes, net income for the year ended September 30, 2004, was $48.7 million or $1.08 of basic income per share and $0.98 of diluted income per share compared to $33.4 million of net income or $0.74 of basic income per share and $0.73 of diluted income per share for the year ended September 30, 2003.

YEAR ENDED SEPTEMBER 30, 2003, COMPARED TO YEAR ENDED SEPTEMBER 30, 2002

REVENUE

Revenue increased $46.7 million (35.3%) to $179.1 million for the year ended September 30, 2003, from $132.4 million for the preceding fiscal year. This increase in revenue resulted primarily from sales generated by Axcan's French subsidiary, following the acquisitions of Entéris and Lactéol and the PANZYTRAT and DELURSAN product lines. Strong sales of URSO in North America also contributed to the increase. Revenue from Europe, including domestic and foreign sales, amounted to $44.5 million for the year ended September 30, 2003, compared to $14.8 million for the year ended September 30, 2002.

PRODUCT SALES

Key sales figures for fiscal 2003 are as follows:

  •
  Worldwide sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) amounted to $57.9 million, an increase of 47% over fiscal 2002 sales of pancreatic enzymes. PANZYTRAT acquired in the first quarter of fiscal 2003, accounted for $10.2 million of these sales;

  •
  Worldwide sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 79% to $53.9 million. DELURSAN acquired in the second quarter of fiscal 2003 accounted for $6.9 million of these sales;

  •
  Sales of mesalamine (CANASA and SALOFALK) amounted to $26.2 million, a 24% decrease from the prior year. This decrease was mainly due to the resolution of short product supply, that occurred in fiscal 2002, for a product competing with CANASA in an associated indication.

  •
  Sales of PHOTOFRIN and other products in North America amounted to $14.1 million, an increase of 3%.

  •
  Sales of other products in Europe, mainly LACTÉOL and TAGAMET, amounted to $27.6 million, a 76% increase over the prior year.

COST OF GOODS SOLD

Cost of goods sold increased $10.5 million (28.3%) to $44.5 million for the year ended September 30, 2003, from $34.0 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2003, decreased as compared to the preceding fiscal year, from 25.7% to 24.8% of revenue. This decrease in the cost of goods sold expressed as a percentage of revenue is due in part to the accounting treatment of the PANZYTRAT revenue during the transition period. Since the acquisition of the PANZYTRAT rights in December 2002, Abbott acted as an agent for sales of this product line, until marketing authorization transfers were completed. During the transition period, Axcan included in its revenue the net sales from PANZYTRAT less corresponding cost of goods sold and other Abbott related expenses. Thus, Axcan's cost of goods sold did not include costs related to these PANZYTRAT sales.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased $13.7 million (27.7%) to $63.1 million for the year ended September 30, 2003, from $49.4 million for the preceding fiscal year. This increase was mainly due to the inclusion of $15.0 million of selling and administrative expenses from Entéris and Lactéol for the year ended September 30, 2003, compared to $7.8 million for the preceding year which represented five months of operations for Lactéol and eleven months of operations for Entéris.

RESEARCH AND DEVELOPMENT EXPENSES

Excluding acquired in-process research, research and development expenses increased $3.2 million (36.0%) to $12.1 million for the year ended September 30, 2003, from $8.9 million for the preceding fiscal year. The increase was primarily due to the fact that Axcan was conducting two additional clinical studies on its new CANASA rectal gel formulation in order to meet regulatory requirements. Also, additional costs were incurred to address manufacturing issues at one of the five manufacturing sites involved in the production of HELIZIDE.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $0.5 million (6.6%) to $8.1 million for the year ended September 30, 2003, from $7.6 million for the preceding fiscal year. The increase resulted mainly from depreciation and amortization of capital assets acquired in the November 2001 acquisition of Entéris and the April 2002 acquisition of Lactéol.

FINANCIAL EXPENSES

Financial expenses increased $3.4 million to $4.3 million for the year ended September 30, 2003, from $0.9 million for the preceding fiscal year. This increase is mainly due to interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008, which were issued on March 5, 2003.

INCOME TAXES

Income taxes amounted to $13.0 million for the year ended September 30, 2003, compared to $11.1 million for the preceding fiscal year. The effective tax rates were 39.5% for the year ended September 30, 2003, and 34.4% for the year ended September 30, 2002. The increase in our effective tax rate was due to acquired in-process research which is deductible at a lower rate than most operating expenses.

NET INCOME

Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover-bid expenses, acquired in-process research and related income taxes for the years ended September 30, 2003, and 2002, were as follows:

	For the years ended September 30
	2003	2002
	$	$
Net income in accordance with U.S. GAAP	19,925	21,188
Plus: Takeover-bid expenses	3,697	—
Acquired in-process research	12,000	—
Less: Related income taxes	(2,272)	—

Net income excluding acquired in-process research, takeover-bid expenses and related income taxes	33,350	21,188

Income per share excluding takeover-bid expenses, acquired in-process research and related income taxes
Basic	0.74	0.51
Diluted	0.73	0.50

For the year ended September 30, 2003, net income was $19.9 million or $0.44 of both basic and diluted income per share, compared to $21.2 million or $0.51 of basic income per share and $0.50 of diluted income per share for the preceding year. Excluding takeover-bid expenses, acquired in-process research and related income taxes, net income for the year ended September 30, 2003, was $33.4 million or $0.74 of basic income per share and $0.73 of diluted income per share compared to $21.2 of net income or $0.51 of basic income per share and $0.50 of diluted income per share for the year ended September 30, 2002.

The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 41.7 million for the year ended September 30, 2002, to 44.9 million for the year ended September 30, 2003, following the exercise of options previously granted pursuant to Axcan's stock option plan in fiscal 2003 and the completion of public offerings, the subscription of investors through private placements, the exercise of options and the issuance of shares for the acquisition of assets in fiscal 2002. The adjusted weighted average number of common shares outstanding used to establish the diluted per share amounts increased from 42.5 million for the year ended September 30, 2002, to 45.6 million for the year ended September 30, 2003.

CANADIAN GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the years ended September 30, 2004, and 2003, are summarized in the following table:

	For the years ended September 30
	2004	2003
	$	$
Net income in accordance with U.S. GAAP	48,728	19,925
Implicit interest on convertible debt	(4,234)	(2,292)
Acquired in-process research	—	12,000
Amortization of new product acquisition costs	(54)	(54)
Income tax impact of the above adjustments	20	(962)

Net earnings in accordance with Canadian GAAP	44,460	28,617

On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the year ended September 30, 2004, implicit interest in the amount of $4,233,768 ($2,292,478 in 2003) was accounted for and added to the liability component.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research is included in results of operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the acquired in-process research, including the new product acquisition costs, is deferred and amortized from the date of commencement of commercial production.

LIQUIDITY AND CAPITAL RESOURCES

Axcan's cash, cash equivalents and short term investments decreased $133.0 million (77.8%) to $37.9 million at September 30, 2004, from $170.9 million at September 30, 2003. As of September 30, 2004, working capital was $87.7 million, compared to $174.8 million at September 30, 2003. These decreases are mainly due to the acquisition of the rights to the AVAX product line for a total cash purchase price of $145.0 million plus transaction expenses.

Total assets increased $64.3 million (11.8%) to $609.6 million as of September 30, 2004, from $545.3 million as of September 30, 2003. Total assets were $367.0 million as of September 30, 2002. Shareholders' equity increased $61.1 million (18.5%) to $392.1 million as of September 30, 2004 from $331.0 million as of September 30, 2003.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO.

Axcan's research and development expenses totalled $19.9 million for fiscal 2004. Axcan believes that cash, cash equivalents and short term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

LINE OF CREDIT

Since September 22, 2004, the Company has had an amended credit facility with a banking syndicate. The amended credit facility consists of a $125 million 364-day extendible revolving facility with a two-year term-out option maturing on September 22, 2007.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a convenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company's net income for the preceding fiscal year. As of September 30, 2004, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The credit facility may be drawn in U.S. dollars or in Cana-dian dollar equivalents. As of September 30, 2004, there was no amount outstanding under this credit facility.

CONVERTIBLE SUBORDINATED NOTES AND OTHER LONG-TERM DEBT

Long-term debt including instalments due within one year totaled $129.7 million as of September 30, 2004, compared to $131.0 million as of September 30, 2003. As of September 30, 2004, long-term debt included $2.2 million of bank loans, $2.5 million of obligations under capital leases contracted by Axcan's French subsidiary and the $125.0 million 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. Since this trigger event occurred during the second, third and fourth quarter of the year ended September 30, 2004, the 8,924,113, common shares are included in the weighted average number of common shares outstanding for these periods. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The note-holders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

CASH FLOWS

Cash flows from operating activities decreased $28.1 million (54.6%) from $51.5 million of cash provided by operating activities for the year ended September 30, 2003, to $23.4 million for the year ended September 30, 2004. This decrease is mainly due to the increase in accounts receivable and inventories during this fiscal year following the increase in sales and the acquisition of new products. Cash flows from financing activities for the year ended September 30, 2004, were $3.3 million. Cash flows used by investment activities for the year ended September 30, 2004, were $42.7 million mainly due to the net cash used for the acquisition of intangible assets for $149.6 million and property, plant and equipment for $13.4 million with the proceeds from the disposal of short term investments. Cash flows from financing activities for the year ended September 30, 2003, were $117.9 million mainly due to the issuance of the convertible subordinated notes, which provided net proceeds of $120.5 million. Cash flows used for investment activities for the year ended September 30, 2003, were $152.1 million mainly due to the net cash used for the acquisition of short term investments and the acquisition of intangible assets with the proceeds from the disposal of short term investments.

OFF-BALANCE SHEET ARRANGEMENTS

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table summarizes Axcan's significant contractual obligations (in thousands of dollars) as of September 30, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at September 30, 2004 or certain other purchase obligations as discussed below:

	For the years ending September 30
	2005	2006	2007	2008	2009 and thereafter
	$	$	$	$	$
Long-term debt	1,779	1,542	1,085	125,246	42
Operating leases	1,146	433	147	113	51
Other commitments	1,579	520	150	150	—

	4,504	2,495	1,382	125,509	93

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

EFFECT OF RECENTLY ISSUED U.S. ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. FIN No. 45 also requires guarantors to disclose certain information for guarantees, including product warranties, outstanding at the end of the reporting period. At adoption, FIN No. 45 did not have any impact on the Company's consolidated statements of income or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, the Company elected to continue to utilize the accounting method prescribed by APB No. 25 and adopted the disclosure requirements of SFAS No. 123.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation for Accounting Research Bulletin No. 51." FIN No. 46 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN No. 46 did not have an effect on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

On March 31, 2004, the FASB issued an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95". The Exposure Draft would require all entities to recognize compensation cost for share-based awards, including options, granted to employees. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally would require instead that such transactions be accounted for using a fair-value based method. Public companies would be required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Share-based awards classified as liabilities, would be measured at fair value and remeasured at fair value at each reporting period. Currently such awards are measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". The Company would apply the proposed Statement for interim and fiscal periods beginning after June 15, 2005, using the modified prospective transition approach.

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires Companies to include certain convertible debt and equity instruments, that were previously excluded, in their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 will be effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4 1/4% convertible subordinated notes, issued in 2003 will always be included in the Company's diluted earnings per share calculation. If the Company had applied retroactively the conclusions of the Task Force, the diluted income per common share would have been $0.96 and $0.44 respectively for the years ended September 30, 2004, and 2003.

EARNINGS COVERAGE

Under U.S. GAAP, for the twelve months ended September 30, 2004, the Company's interest requirements amounted to $6.0 million on a pro-forma basis, and its earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 12.8 to one.

Under Canadian GAAP, for the twelve months ended September 30, 2004, the Company's interest requirements amounted to $10.6 million on a pro-forma basis, and its earnings coverage ratio was 7.3 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.6 million as required by Canadian GAAP.

RISK FACTORS

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.

FOREIGN CURRENCY RISK

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

INTEREST RATE RISK

The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

SUPPLY AND MANUFACTURE

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

VOLATILITY OF SHARE PRICES

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forward-looking statements include but are not limited to the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

On behalf of Management,

Jean Vézina Vice President, Finance and Chief Financial Officer

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Exhibit 99.2